File #: 0-12600

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the fiscal year ending December 31, 2002

NORSAT INTERNATIONAL INC.

(Registrant’s Name)

300-4401 Still Creek Drive
Burnaby, BC V5C 6G9
Canada
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If ‘Yes’ is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

     Not applicable

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc. (Registrant)

Date: May 20, 2003	By:	“Troy Bullock” Troy Bullock CFO

NORSAT INTERNATIONAL INC.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of NORSAT INTERNATIONAL INC. (hereinafter called the “Company”) will be held in the Stanley Room at The Hyatt Regency Hotel, 655 Burrard Street, Vancouver, B.C., V6C 2R7 on Thursday, May 22nd, 2003 at 2:00 p.m. (Vancouver time), for the following purposes:

1.	To receive and consider the Company’s Annual Report to the shareholders and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2002, together with the report of the auditors thereon;

2.	To elect the directors of the Company for the ensuing year;

3.	To appoint the auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;

4.	To consider and, if thought fit, pass an ordinary resolution to ratify and approve certain amendments to the Company’s stock option plan, the full text of which resolution is set out in Schedule A to the accompanying information circular;

5.	To consider and, if thought fit, pass an ordinary resolution to approve the alteration of the Memorandum of the Company to increase the authorized capital of the Company, the full text of which resolution is set out in Schedule B to the accompanying information circular; and

6.	To transact such other business as may properly be brought before the meeting.

Accompanying this Notice are the Company’s Annual Report to shareholders including the audited consolidated financial statements for the fiscal year ended December 31, 2002, an Information Circular, a form of proxy and an Annual Return Card form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice. Please advise the Company of any change in your mailing address.

DATED at Burnaby, British Columbia, this 11th day of April 2003.

BY ORDER OF THE BOARD OF DIRECTORS

“Yutaka Ueda”
Director, President and Chief Executive Officer

NORSAT INTERNATIONAL INC.
Suite 300 — 4401 Still Creek Drive,
Burnaby, British Columbia, Canada
V5C 6G9

INFORMATION CIRCULAR
(Dated as of April 11, 2003)

GENERAL INFORMATION

This Information Circular is furnished to the shareholders of Norsat International Inc. (the “Company”) by management for use at the Annual General Meeting of the Company (and any adjournment thereof) to be held on May 22, 2003 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. Pursuant to section 111 of the Company Act (British Columbia), advance notice of the Annual General Meeting was published in the Vancouver Sun newspaper in Vancouver, British Columbia on March 26, 2003. The contents and the sending of this Information Circular have been approved by the Board of Directors of the Company. All dollar amounts referred to herein are in Canadian dollars unless other wise indicated.

SOLICITATION OF PROXIES

The accompanying form of proxy is being solicited by and on behalf of the management of the Company. All costs of solicitation by management will be borne by the Company. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. In addition, the Company may retain the services of agents to solicit proxies on behalf of management of the Company. In that event, the Company will compensate any such agent for such services, including reimbursement for reasonable out-of-pocket expenses, and will indemnify them in respect of certain liabilities which may be incurred by them in performing their services.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are the President and Chief Financial Officer, respectively, of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. The signature must conform to the name of the shareholder(s) as registered. To be valid, a proxy must be dated and signed by the shareholder(s) or his or her attorney authorized in writing. Executors, administrators, trustees or other personal representatives signing on behalf of a registered shareholder(s) should so indicate when signing. Where common shares are held jointly, either owner may sign. Where common shares are held by a company, a duly authorized officer or attorney of the company must sign. If the proxy is executed by the personal representative for an individual shareholder(s) or by an officer or attorney of a corporate shareholder(s), not under its corporate seal, the instrument empowering the personal representative, officer or attorney, as the case may be, or a notarial certified copy thereof, must accompany the proxy.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, Suite 300 — 4401 Still Creek Drive, Burnaby, British Columbia, V5C 6G9 at any time up to and including the last business day preceding the day of the meeting or, if adjourned, any reconvening thereof, or to the Chairman of the meeting on the day of the meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VALIDITY OF PROXIES

A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment, unless written notice of such death, incapacity, bankruptcy or revocation is received by the Chairman of the meeting prior to the commencement of the meeting.

A proxy will not be valid unless the completed form of proxy is received by Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof, or delivered to the Chairman of the meeting prior to the commencement of the meeting.

VOTING OF PROXIES

COMMON SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL BE VOTED IN FAVOUR OF THE MATTERS DESCRIBED IN THE PROXY.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made. SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company’s authorized capital consists of 50,000,000 common shares without par value, of which 34,177,164 common shares are issued and outstanding as at April 1, 2003.

Only persons registered as shareholders on the books of the Company as of the close of business on April 11, 2003 (the “Record Date”) who either personally attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the meeting.

Each shareholder is entitled to one vote for each common share registered in his or her name on the list of shareholders, which is available for inspection during normal business hours at Computershare Trust Company of Canada and at the meeting.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company.

MATTERS TO BE ACTED UPON

Election of Directors

The Board of Directors presently consists of six directors. The term of office of each of the present directors expires at the Annual General Meeting. The persons named below will be presented for election at the meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or the provisions of the Company Act (British Columbia).

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof:

Name, Position and			Number of
Country of Residence	Principal Occupation	Director Since	common shares (1)

Gaetano Manti(3) (Chairman) Italy	Mr. Manti is the chairman of the Board and is the chairman of the Corporate Governance and Compensation Committee. He has served as the president of Il Mio Castello since October 1989. He has also served as an international marketing consultant to Italy’s Cartier group, the New York Times magazine division and AMF, a multinational group	June 2002	1,200,000

Kenneth Crump(2)(3) (Director) Canada	Mr. Crump is the chairman of the Audit Committee and is a member of the Corporate Governance and Compensation Committee. Mr. Crump is retired. Previously he served as Chief Operating Officer of NCompass Labs from November of 1999 to May of 2001. From 1990 to 1999, he held a number of sr. executive positions in operations and corporate finance at B. C. Telecom including Sr. Vice-President, Corporate Services, Chief Financial Officer and Treasurer from 1995 to 1999; Prior to that, Mr. Crump served in a number of sr. management positions at Microtel Ltd, including Vice-President and Chief Financial Officer from 1986 to 1989. Mr. Crump received his MBA from the Richard Ivey School of Business, University of Western Ontario, in 1974 and a Bachelor of Science (Engineering) degree from Queen’s University in 1970.	June 2002	Nil

Name, Position and			Number of
Country of Residence	Principal Occupation	Director Since	common shares (1)

Ugo A. Doninelli(2)(3) (Director) Switzerland	Mr. Doninelli serves on the Corporate Governance and Compensation Committee and the Audit Committee. He is the General Manager and Chief Executive Officer, Prismafin S.A., Chiasso, Switzerland	May 1988	Nil	(4)

John MacDonald(2) (Director) Canada	Dr. MacDonald is a member of the Audit Committee. He rejoined the board in June of last year after taking a year off. Previously he served as Director to the Company from August of 1998 to June of 2001. Dr. MacDonald currently serves as Chairman and CEO of Day4 Energy Inc. Prior to that, Dr. MacDonald was Chairman of MacDonald Dettwiler and Associates Ltd., for which he is also a co-founder. He serves as a member of the Advisory Council to the Canadian Space Agency and is a member of the Defence Science Advisory Board for the Department of National Defence. Dr. MacDonald received his BASc from the University of British Columbia in 1959, his Masters degree from the Massachusetts Institute of Technology in 1961 and his PhD from MIT in 1964, all in Electrical Engineering	June 2002	Nil

Yutaka Ueda (President and CEO and Director) Canada	Mr. Ueda is the President and Chief Executive Officer of the Company. Prior to joining the Company Mr. Ueda severed as the Vice President of Business Development for ImageONE Co., Ltd., a Japanese satellite communications company	June 2001	Nil	(5)

Troy Bullock (CFO and Director) Canada	Mr. Bullock is the Chief Financial Officer and Corporate Secretary of the Company. Prior to joining Norsat in June of 2000, Mr. Bullock was a senior manager advising technology clients with KPMG	June 2002	25,000

NOTES:

(1)	The information as to common shares beneficially owned or over which a director or nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors or nominees individually. See “Voting Shares and Principal Holders Thereof”.
(2)	Member of the Audit Committee.
(3)	Member of the Corporate Governance and Compensation Committee.
(4)	Mr. Doninelli, by virtue of his position as General Manager and Chief Executive Officer of Prismafin S.A., exercises direction over 1,985,575 common shares of the Company held by Prismafin S.A.
(5)	Mr. Ueda joined the Company as President and Chief Executive Officer in October 2002; prior to that he was a Director of the Company and a Vice-president of ImageONE Co., Ltd.

Appointment and Remuneration of Auditors

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of KPMG LLP, Chartered Accountants, as auditors of the Company to hold office until the close of the next annual general meeting of shareholders and to authorize the directors to fix their remuneration.

Amendment of Stock Option Plan

The Company has an Incentive Share Option Plan (the “Stock Option Plan”) under which the Board of Directors is authorized, at its discretion, to grant options to purchase common shares to senior officers, directors, and employees of the Company, where participation in the Stock Option Plan would, in the opinion of the board, accomplish the purposes of the Stock Option Plan in promoting the interests of the Company.

The Board has approved an amendment to the Stock Option Plan (the “Stock Option Plan Amendment”) to increase to 5,000,000 the maximum aggregate number of common shares issuable under the Stock Option Plan from and after May 22, 2003. The Stock Option Plan Amendment is subject to the approval of the Toronto Stock Exchange.

As of April 1, 2003, options to purchase an aggregate of 2,784,200 common shares, representing 8.1% of the issued and outstanding common shares on a non-diluted basis and 7.1% on a fully diluted basis, remain outstanding and unexercised under the Stock Option Plan. Accordingly, the Company has only 209,295 common shares available to be issued pursuant to the Stock Option Plan. The maximum 5,000,000 specified pursuant to the Stock Option Plan Amendment would represent approximately 14.6% of the issued and outstanding common shares on a non-diluted basis and 12.8% on a fully-diluted basis.

As the Company grows, it needs to continue to attract and retain high-calibre executives, directors and employees, and stock options are a competitive element in the compensation structure. The Board of Directors believes that the increase in the maximum number of common shares issuable under the Stock Option Plan is desirable in order to permit the Company to continue to accomplish the purposes of the Stock Option Plan and to provide for future grants of options.

Under the rules and requirements of the Toronto Stock Exchange, the Stock Option Plan Amendment must be approved by the shareholders of the Company. Consequently, at the Annual General Meeting the shareholders will be asked to consider and, if thought fit, pass an ordinary resolution ratifying and approving the Stock Option Plan Amendment. The text of the proposed resolution is set out in Schedule A. This resolution must be passed by a simple majority of the votes cast by the shareholders entitled to vote in person or by proxy at the Annual General Meeting. The Board of Directors recommends approval of the resolution.

Increase of Authorized Share Capital

The Memorandum of the Company currently fixes the authorized capital of the Company at 50,000,000 common shares, of which 34,177,164 have been issued as of the date hereof (38,957,553 on a fully diluted basis). In order to provide the Company with the flexibility to undertake future financings and to meet all of its obligations under the Stock Option Plan, the Company is proposing to increase the authorized capital of the Company. The Board has approved an increase in the Company’s authorized share capital to 75,000,000 common shares.

Under requirements of the Articles of the Company and the Company Act (British Columbia), increasing the authorized share capital must be approved by the shareholders of the Company. Consequently, at the Annual General Meeting the shareholders will be asked to consider and, if thought fit, pass an ordinary resolution to approve the alteration of the Memorandum of the Company to increase the authorized capital to 75,000,000 common shares. The text of the proposed resolution is set out in Schedule B. This resolution must be passed by a simple majority of the votes cast by the shareholders entitled to vote in person or by proxy at the Annual General Meeting. The Board o f Directors recommends approval of the resolution.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth, for the periods indicated, all annual and long term compensation earned from the Company and its subsidiaries for the year ended December 31, 2002 by each Chief Executive Officer and each of the individuals who were, at December 31, 2002, the most highly compensated executive officers of the Company (collectively, the “Named Executive Officers”).

		Annual Compensation			Long Term Compensation

					Awards		Payouts

					Securities	Restricted
					Under	Shares or
				Other	Options/	Restricted
Name and				Annual	SARs	Share	LTIP	All Other
Principal		Salary	Bonus	Compensation	Granted	Units	Payouts	Compensation
Position	Year	($)	($)	($)(1)	(#)	($)	($)	($)(2)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)

Yutaka Ueda President and Chief Executive Officer(3)	2002	89,688	N/A	160,000 (6)	225,000/Nil(7)	N/A	N/A	—

Mark Ahrens-Townsend	2002	254,209	N/A	83,955	150,000/Nil	N/A	N/A	16,770
Former President and	2001	185,673	N/A	Nil	150,000/Nil	N/A	N/A	13,328
Chief Executive	2000	90,000	N/A	Nil	50,000/Nil	N/A	N/A	9,204
Officer(4)

E. Michael Heaven(5)	2002	213,333	N/A	30,000	100,000/Nil	N/A	N/A
Chief Operating Officer	2001	200,529	N/A	25,000	100,000/Nil	N/A	N/A	15,704
	2000	45,481	N/A	Nil	Nil/Nil	N/A	N/A	3,843

Troy Bullock	2002	144,053	N/A	—	100,000/Nil	N/A	N/A	14,351
Chief Financial Officer	2001	110,000	N/A	15,000	75,000/Nil	N/A	N/A	5,585
	2000	55,000	N/A	Nil	Nil/Nil	N/A	N/A	2,501

NOTES:

(1)	Other annual compensation includes one time ad-hoc payments authorized by the Board of Directors.
(2)	All other compensation includes car allowances, life insurance and provincial health care premiums and employer registered retirement savings plan (“RRSP”) contributions.
(3)	Mr. Ueda was appointed President and Chief Executive Officer on October 16, 2002.
(4)	Mr. Ahrens-Townsend ceased to be an officer of the Company on October 16, 2002.
(5)	Mr. Heaven ceased to be an officer of the Company on March 10, 2003.
(6)	Represents a relocation-signing bonus.
(7)	Mr. Ueda received 75,000 options as a director prior to being appointed President and CEO

Long-Term Incentive Plans

The Company did not make any long-term incentive awards during the most recently completed fiscal year.

Options and Stock Appreciation Rights (“SARs”)

The following table sets forth the stock options granted during the year ended December 31, 2002, and awarded to each of the Named Executive Officers:

				Market Value of
				common shares
				Underlying Options
	Number of common		Average	on the Date of
	shares Under	% of Total Options	Exercise Price	Grant ($/common
Name	Options Granted	Granted in 2002	($/common share)	share)	Expiration Date

Yutaka Ueda	75,000	6	$1.50	$1.50	August 1, 2012
Yutaka Ueda	150,000	11	$1.50	$1.50	September 25, 2012
Mark Ahrens-Townsend	150,000	11	$1.50	$1.50	August 1, 2012
Michael Heaven	100,000	8	$1.50	$1.50	August 1, 2012
Troy Bullock	100,000	8	$1.50	$1.50	August 1, 2012

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values

The following table sets forth details of all exercises of stock options/SARs during the year ended December 31, 2002 by the Named Executive Officers of the Company and the fiscal year-end value of unexercised options/SARs on an aggregated basis:

Value of Unexercised
	Securities	Aggregate	Unexercised Options/SARs	In-the-Money Options/
	Acquired on	Value	at Fiscal Year-End	SARs at Fiscal Year-End
	Exercise	Realized	(#)(3) (4)	($)(3) (4)
Name	(#)(1)	($)(2)	Exercisable/Unexercisable	Exercisable/ Unexercisable
(a)	(b)	(c)	(d)	(e)

Yutaka Ueda	None	Nil	25,000/250,000	Nil/Nil
Mark Ahrens-Townsend	None	Nil	75,000/225,000	Nil/Nil
Michael Heaven	None	Nil	50,000/150,000	Nil/Nil
Troy Bullock	None	Nil	37,500/137,500	Nil/Nil

NOTES:

(1)	Number of common shares of the Company acquired on the exercise of stock options.
(2)	Calculated using the closing price of common shares of the Company on the Toronto Stock Exchange on the date(s) of exercise, less the exercise price of the stock option(s).
(3)	As freestanding SARs have not been granted, the numbers relate solely to stock options.
(4)	Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the Toronto Stock Exchange on December 31, 2002, less the exercise price of in-the-money stock options.

Option and SAR Repricing

The Company did not reprice any options or SARs held by any of the Named Executive Officers during the most recently completed fiscal year.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for the directors or executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has entered into an employment agreement with Mr. Yutaka Ueda dated September 24, 2002, pursuant to which he acts as the Company’s President and Chief Executive Officer, effective October 16, 2002. The agreement is for an indefinite term. Mr. Ueda receives an annual base salary of $410,000 plus annual benefits totalling approximately $129,000. Mr. Ueda also received a relocation bonus in the amount of $160,000. He is entitled to participate in any bonus plan if implemented by the board. If Mr. Ueda’s employment is terminated without cause, he will receive 12 months of his annual compensation, plus one month for each year of service, in lieu of notice of termination of employment. Upon termination of his employment, Mr. Ueda’s incentive stock options will continue to vest and he will be entitled to exercise them for a period of two years from the date of his termination.

The Company has entered into an employment agreement with Mr. Troy Bullock dated October 23, 2001, as amended on March 18, 2002, pursuant to which he acts as the Company’s Chief Financial Officer, effective March 14, 2002. The agreement is for an indefinite period. Mr. Bullock receives an annual base salary of $150,000 plus annual benefits totalling approximately $16,000. He is also entitled to participate in any bonus plan if implemented by the board. If Mr. Bullock’s employment is terminated without cause, he will receive 6 months of his annual compensation, plus one month for each year of service, in lieu of notice of termination of employment. Upon termination of his employment, Mr. Bullock’s incentive stock options will continue to vest and he will be entitled to exercise them for a period of two years from the date of his termination.

The Company entered into an employment agreement with Mr. Michael Heaven pursuant to which he acted as the Company’s Chief Operating Officer. Mr. Heaven was terminated by the Company on March 10, 2003 and in accordance with his agreement he will receive 10-1/3 months of his annual compensation, in lieu of notice of termination of employment. Mr. Heaven’s incentive stock options will continue to vest and he will be entitled to exercise them for a period of two years from the date of his termination.

The Company entered into an employment agreement with Mr. Mark Ahrens-Townsend pursuant to which he acted as the Company’s President and Chief Executive Officer. Mr. Ahrens-Townsend was terminated by the Company on October 16, 2002 and in accordance with his agreement he will receive 12 months of his annual compensation, in lieu of notice of termination of employment. Mr. Ahrens-Townsend’s incentive stock options will continue to vest and he will be entitled to exercise them for a period of two years from the date of his termination.

Composition of the Compensation Committee

The Corporate Governance and Compensation Committee of the Board of Directors is comprised of three directors: Messrs. Manti, Crump and Doninelli. All of the members of the committee are independent of management. None of the members of the Committee has any indebtedness to the Company, nor have they any material interest in any actual or proposed transaction in the last financial year which has materially affected or would materially affect the Company.

Report on Executive Compensation

The Compensation and Corporate Governance Committee (“the Committee”) reviews and makes recommendations to the Board with respect to Norsat’s Executive Compensation Plan and Stock Option Plan. The Committee recommends to the Board the compensation of the Chief Executive Officer, reviews and approves management’s recommendations for compensation and bonuses for senior management and grants of stock options. The Committee is also responsible for reviewing executive management succession and development plans. The Committee reports to the Board and the Board gives final approval on compensation matters.

Policies of the Committee

The executive compensation strategy has the following objectives:

1.	to attract and retain talented individuals to lead those functions that are important to Norsat’s success

2.	to recognize performance relative to objectives previously approved by the Board

3.	to align the interests of senior management with those of the Company’s shareholders through long term incentives

The Company employs a combination of base salary and equity participation through its Stock Option Plan. To ensure competitiveness, the Company participates in annual compensation surveys, conducted by independent consultants, of salaries, benefits and other incentive programs in the high technology industry in Canada.

Base Salary

Executive salaries are targeted, on average, at the 75th percentile of the comparator group (see above) and other relevant external market data as well as the individual’s skill performance, and experience. The Company’s benefit package is designed to be competitive with its peer group in the industry in terms of revenues and number of employees.

Performance Bonus

The Company does not provide a Performance Bonus Plan at this time.

Equity Participation

The Board believes that all employees should have a stake in Norsat’s future and that their interests should be aligned with the interests of the shareholders. To this end, the Board determines the overall amount of the stock option grant and the Committee reviews and recommends to the Board the allocation of such grant to directors, officers and employees, primarily based on whose decisions and actions can have the greatest impact on the Company’s performance.

Options are issued at the market price of the stock at the date of the grant. The options have a ten-year term and vest between 1 and 4 years.

Compensation of the Chief Executive Officer

The compensation of the Chief Executive Officer is recommended annually by the Committee and approved by the Board of Directors. In 2002, the Board recognized the need to seek a new CEO to guide the Company through its transition and provide the leadership required to address the challenges of Company’s new strategic direction. The individual sought by the Board required a unique set of skills and experience in the satellite telecommunications business as well as extensive exposure to international markets.

We were fortunate to acquire the services of Mr. Yutaka Ueda, who has served on the Board since 2001. In determining the compensation package for Mr Ueda, the Committee had to take into consideration Mr Ueda’s prior compensation package with ImageONE Co., Ltd., the absence of a Performance Bonus Plan in Norsat and his commitment to re-locate his family from Japan to Canada.

Performance Graph

The following line graph and table compare the cumulative total return on the Company’s common shares for the period 1997 through 2002, assuming a $100 initial investment with all dividends reinvested, with the cumulative total returns, for the same investment with all dividends reinvested, in respect of S&P/TSX Composite Index and the NASDAQ.

	1997	1998	1999	2000	2001	2002

Norsat	$100	$95	$1,223	$265	$196	$84
NASDAQ	$100	$140	$259	$157	$124	$85
S&P/TSX Composite	$100	$92	$126	$133	$115	$99

Compensation of Directors

Each director of the Company who is not an executive officer of the Company is paid a fee of $10,000 per year, plus $1,000 for each board meeting and $500 for each committee meeting attended during the calendar year. The Company reimburses its directors for disbursements incurred on behalf of the Company. During fiscal 2002 directors who are not executive officers of the Company received, as a group, cash compensation aggregating $67,340 from the Company.

The following table sets forth details of all exercises of stock options/SARs during the year ended December 31, 2002 by directors who are not Named Executive Officers of the Company as a group, and the fiscal year-end value of unexercised options/SARs on an aggregated basis:

Value of Unexercised
	Securities	Aggregate	Unexercised Options/SARs	In-the-Money Options/
	Acquired on	Value	at Fiscal Year-End	SARs at Fiscal Year-End
	Exercise	Realized	(#)(3)	($)(3)(4)
Name	(#)(1)	($)(2)	Exercisable/ Unexercisable	Exercisable/ Unexercisable

Directors who are not Named Executive Officers	None	Nil	125,000/400,000	Nil / Nil

NOTES:

(1)	Number of common shares of the Company acquired on the exercise of stock options.
(2)	Calculated using the closing price of common shares of the Company on the Toronto Stock Exchange on the date(s) of exercise, less the exercise price of the stock option(s).
(3)	As freestanding SARs have not been granted, these numbers relate solely to stock options.
(4)	Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the Toronto Stock Exchange on December 31, 2002, less the exercise price of in-the-money stock options.

The following table sets forth the stock options granted during the year ended December 31, 2002, and awarded to directors or former directors who are not Named Executive Officers of the Company.

				Market Value of
				common shares
				Underlying Options
	Number of common			on the Date of
	shares Under	% of Total Options	Exercise Price	Grant ($/common
Name	Options Granted	Granted in 2002	($/common share}	share)	Expiration Date

Gaetano Manti	100,000	8	$1.50	$1.50	August 1, 2012
Kenneth Crump	75,000	6	$1.50	$1.50	August 1, 2012
Ugo A. Doninelli	75,000	6	$1.50	$1.50	August 1, 2012
John MacDonald	75,000	6	$1.50	$1.50	August 1, 2012

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No director or senior officer of the Company, proposed management nominee for election as a director of the Company or any associate or affiliate of any such director, senior officer or proposed nominee was indebted to the Company or any of its subsidiaries during fiscal 2002, except for the following former officer:

Ed Johnson, President of Norsat America Inc.	$518,000

This loan is non-interest bearing. The Company has commenced legal proceedings to recover the loan balance from Mr. Johnson who left the employ of Norsat America Inc. in December 2000.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth elsewhere in this Information Circular, none of the directors or senior officers of the Company, nor any proposed management nominee for election as a director of the Company, nor any shareholders beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company, nor any associate or affiliate of any of the foregoing persons had, since January 1, 2002 (being the commencement of the Company’s last completed financial year), any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

CORPORATE GOVERNANCE

The Board is responsible for the stewardship of the Company and fully endorses a system of corporate governance that is designed to assist the Board to mange effectively and supervise the management of the business and the affairs of the Company. The Board also provides considerable guidance to Management in pursuit of the Company’s objectives.

The Board believes that good corporate governance is important to the effective performance of the Company and plays a key role in protecting the interests of shareholders.

The Company’s corporate governance practices are compared with the TSX corporate governance disclosure guidelines, including the proposed amendments published in April 2002 and not yet formally implemented as of Dec. 31, 2002. The Company’s “Statement of Corporate Governance Practices” is attached as Schedule “C” to the Circular.

The Board continues to review the existing governance guidelines and practices and proposed governance reforms in order to implement the most effective corporate governance policies and practices for the Company. The Board plans to adopt changes to their governance guidelines and practices as necessary to comply with the United States Sarbanes-Oxley Act of 2002 and any new rules issued by the United States Securities and Exchange Commission, the Ontario Securities Commission, NASDAQ, the Toronto Stock Exchange, and other applicable securities regulatory authorities.

Composition of the Board

The Board is currently comprised of six directors, four of which are considered by the Board to be “unrelated”. According to the TSE guidelines, an “unrelated” director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings.

The members of the Board who are not management meet on an informal basis during the year to discuss the Company’s progress and management.

Board Committees

The Board currently has two standing committees: the Audit Committee and the Corporate Governance and Compensation Committee.

Audit Committee

The Company’s Audit Committee is comprised of three directors: Messrs. Crump, Doninelli, and MacDonald (each of whom is an “unrelated” director). Each of the members of the Audit Committee consider that he is financially literate and capable of reading and understanding financial statements, and Mr. Crump has accounting or related financial expertise. The board has adopted a formal written charter for the Audit Committee under which the committee is responsible for, among other things, reviewing the

Company’s annual and quarterly financial statements, financial reporting procedures, internal controls and performance and independence of the Company’s external auditors.

During fiscal 2002, the Audit Committee met four times to carry out its responsibilities. The committee schedules its meetings with a view to ensuring that it devotes appropriate attention to all of its tasks.

As part of its oversight of the Company’s financial statements, the committee reviewed and discussed with both management and the Company’s external auditors the annual financial statements, and with management the quarterly financial statements, prior to their issuance. Management advised the Audit Committee in each case that all financial statements were prepared in accordance with generally accepted accounting principles, and reviewed significant accounting issues with the committee.

The Audit Committee also discussed with KPMG LLP matters relating to its independence, including a review of audit and non-audit fees and the disclosures made to the Committee pursuant to Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). During 2002, KPMG LLP billed the Company $99,750 for audit service, $9,900 for audit related services and $35,000 for taxation compliance and advice.

Taking all of these reviews and discussions into account, the Audit Committee recommended to the Board of Directors that the Board approve the inclusion of the Company’s audited financial statements in the Company’s annual report for the fiscal year ended December 31, 2002.

Decisions Requiring Board Approval

In general, the Company’s management operates the business on a day-to-day basis. The Board approves the annual budget and strategic plans and reviews the performance of senior management against those standards. In addition, the Board approves all major acquisitions, dispositions, financings, both debt and equity, and changes in the structure of the Company. The Board also determines the responsibility and compensation of the Chief Executive Officer based on the recommendations of the Corporate Governance and Compensation Committee. The Board appoints the officers of the Company. The Directors also determine the directors’ compensation and consider the declaration of dividends.

Recruiting of New Directors

If vacancies occur on the Board, the Board as a group considers replacements and reviews the qualifications of prospective members and determines their relevance, taking into consideration the current Board composition and the skills required to round out the capabilities of the Board and makes recommendation to the board for approval.

Measures for Receiving Shareholder Feedback

Management has been asked to make the Board aware on an ongoing basis of any significant shareholder concerns communicated to management. The Company assigns an employee to respond to shareholder inquiries and to direct appropriate matters to senior management. Where appropriate, senior management will meet with shareholders to discuss their concerns.

The Board’s Expectation of Management

The Board expects management to operate the Company in accordance with good, prudent business practices. Management is expected to report to the Board on financial and operating matters and to make the

Board aware of all important issues and major business developments. The Board also expects management to find new business opportunities for business acquisitions and expansion and to make the appropriate reports to the Board regarding those opportunities.

Directors’ and Officers’ Liability Insurance

The 2002 premiums for directors’ and officers’ liability insurance coverage, in the amount of $10,000,000, amounted to $148,800. The premiums for the same level of insurance for 2003 have increased to $350,000.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon, other than the election of directors.

ANY OTHER MATTERS

Management of the Company knows of no other matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgement of such matters.

DATED at Vancouver, British Columbia, this 11th day of April 2003.

BY ORDER OF THE BOARD OF DIRECTORS

“Yutaka Ueda”
President and Chief Executive Officer

SCHEDULE A

To the Information Circular of Norsat International Inc.
Dated April 11, 2003

TEXT OF AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF NORSAT INTERNATIONAL INC. RATIFYING AND APPROVING AN AMENDMENT TO THE STOCK OPTION PLAN.

     BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT the Stock Option Plan Amendment, whereby the maximum number of common shares of the Company issuable under the Stock Option Plan from and after May 22, 2003 is increased to 5,000,000, as described in the Information Circular of the Company dated April 11, 2003, be and is hereby ratified, confirmed and approved.

SCHEDULE B

To the Information Circular of Norsat International Inc.
Dated April 11, 2003

TEXT OF AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF NORSAT INTERNATIONAL INC. APPROVING AN INCREASE IN THE AUTHORIZED SHARE CAPITAL OF THE COMPANY

     BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

(a)	The authorized capital of the Company be increased by creating an additional 25,000,000 Common shares without par value.

(b)	The Memorandum of the Company be altered by deleting paragraph 2 and in its place substituting the following as paragraph 2:

“2.	The authorized capital of the Company consists of SEVENTY-FIVE MILLION (75,000,000) Common shares without par value.”

(c)	The Memorandum of the Company be altered to be in the form set out in Exhibit 1.

EXHIBIT 1
to
SCHEDULE B

To the Information Circular of Norsat International Inc.
Dated April 11, 2003

Form 1 (Section 5)

COMPANY ACT

ALTERED MEMORANDUM OF NORSAT INTERNATIONAL INC.
(as altered by ordinary resolution dated May 22, 2003

1.	The name of the Company is NORSAT INTERNATIONAL INC.

2.	The authorized capital of the Company consists of SEVENTY-FIVE MILLION (75,000,000) Common shares without par value.

SCHEDULE C

Toronto Stock Exchange (“TSX”) Proposed Corporate Governance Guidelines
Compliance Table

TSE Corporate Governance		Does the
Committee Guidelines		Company Conform?	Comments

1	The Board should explicitly assume responsibility for stewardship of the Company specifically for:	Yes	The Board has implemented a clear statement of authorities outlining managements authority levels and requiring Board approval on significant decisions.

(a)	adoption of a strategic planning process	Yes	The Board reviews strategic plans formally on an annual basis, and informally as required.

(b)	identification of principal risks, and implementing risk management systems	Yes	The Audit Committee and the Board as a whole have identified the Company’s principal risks and review those risks and the management thereof on an ongoing basis.

(c)	succession planning and monitoring senior management	Yes	The Governance and Compensation Committee monitors the performance of senior management, and is responsible for succession planning generally.

(d)	communications policy	Yes	The Board, through and with the assistance of senior management, has established procedures to ensure consistency in the manner that communications with shareholders and the public are managed.

(e)	integrity of internal control and management information systems	Yes	The Audit Committee has the responsibility for the integrity of internal controls to manage information systems with respect to financials matters. The Board, through management, has established internal control and management information systems with respect to other operational matters.

2	Majority of directors should be “unrelated” (independent of management and free from conflicting interest)	Yes	Only Yutaka Ueda, the President & CEO, and Troy Bullock the CFO are related.

3	Disclosure for each director whether he or she is related, and how that conclusion was reached	Yes	Only Yutaka Ueda, the President & CEO, and Troy Bullock the CFO are related.

No Director will qualify as unrelated unless the Board affirmatively determines that the Director has no material relationship with the Company. A material relationship will include but is not limited to:
- Employment by the company within the last 5 years
     - Receiving any fees for services (outside normal board remunerations)
     - Immediate family of an officer
     - Controlling shareholder of the company
     - Executive of a related company
- Significant shareholders, board members or executive of a:
- competing company - supplying company - distributing company - representing company

TSE Corporate Governance		Does the
Committee Guidelines		Company Conform?	Comments

4.	Appoint a committee responsible for appointment/assessment of directors Composed exclusively of non-management directors, the majority of whom are unrelated	Yes	The unrelated Board members assesses the performance and qualification of directors and assesses and recommends potential nominees to the Board.

5	Implement a process for assessing the effectiveness of the Board, its committee and directors	Yes	The Board as a whole reviews the overall effectiveness of the Board, its committees, individual directors and management.

6	Provide orientation and education programs for new directors	Yes	The Board provides ad hoc orientation for new directors.

7	Consider reducing size of the Board, with view to improving effectiveness	Yes	The Board as a whole has reviewed the size of the Board and concluded that the current number of directors is appropriate to the needs of the Company at this time.

8	Review compensation of directors in light of risks and responsibilities	Yes	The Board as a whole considers the compensation of directors periodically and brings the resulting suggestions to the Board for its consideration.

9.a	Committees should generally be composed of non-management directors	Yes	All Board committees are composed entirely of non- management directors

9.b	Majority of committee members should be unrelated	Yes	All Board committees are composed of a majority of unrelated directors.

10	Appoint a committee responsible for approach to corporate governance issues	Yes	The Corporate Governance Committee has the mandate to review the Company’s compliance with these guidelines on a continual basis and to consider all matters relevant to the corporate governance of the Company.

11.a	Define limits to management’s responsibilities by developing mandates for:

	i) the Board	Yes	There is a specific mandate for the Board. Any responsibility which is not delegated to senior management or a committee of the Board remains the responsibility of the Board.

	ii) the CEO	Yes	The written objectives of the Company, as determined annually by the Board, constitute the mandate of the CEO.

11.b	Board should approve CEO’s corporate objectives	Yes	The CEO’s corporate objectives are established annually by the Board in conjunction with management, including the CEO.

12	Establish structures and procedures to enable the Board to function independently of management	Yes	On occasions where it is considered advisable, the Board has met in the absence of management. All Board committees are comprised solely of non-management members.

13.a	Establish an audit committee with a specifically defined mandate	Yes	The Audit Committee is mandated to monitor audit functions, the preparation of financial statements, review press releases on financial results, review other regulatory documents as required and meet with outside auditors independently of management. The audit committee charter is included in Schedule “D” of this Circular.

13.b	All members should be non-management directors	Yes

14	Implement a system to enable individual directors to engage outside advisors, at the Company’s expense	Yes	The Company has implemented a system that enables individual director to engage outside advisors at the Company’s expense

SCHEDULE D

Norsat International Inc.

AUDIT COMMITTEE CHARTER

Purpose

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Norsat International Inc. (the “Company”) is to assist the Board in achieving its oversight responsibilities with respect to the Company. The Committee shall be governed by this Charter.

Organization

The Committee shall be composed of not less than three Independent Directors, as defined below. Each must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement and cash flow statement (or be able to do so within a reasonable period of time after appointment to the Committee); and (c) at least one member of the Committee must have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

Definition of What Constitutes Independence for Directors

No director will qualify as independent unless the board of directors affirmatively determines that the director has no material relationship with the Company. Independent Directors are encouraged to limit the number of other boards on which they serve, taking into account potential board attendance, participation and effectiveness on these boards. Independent Directors should also advise the Chairman of the Board and the Chairman of the Audit Committee in advance of accepting an invitation to serve on another board. Independent Directors, may not receive any compensation for services excluding normal course board remuneration.

No director will qualify as independent unless the Board affirmatively determines that the director has no material relationship with the Company. A material relationship will include but is not limited to:

•	Employment by the company within the last 5 years

•	Receiving any fees for services (outside normal board remunerations)

•	Immediate family of an officer

•	Controlling shareholder of the company

•	Executive of a related company

•	Significant shareholders, board members or executives of a:

•	competing company
•	supplying company
•	distributing company
•	representing company

Statement of Policy

The Committee shall provide assistance to the Board in fulfilling their responsibility to the shareholders, potential shareholders, and investment community relating to corporate reports of the corporation. In so doing, it is the responsibility of the Committee to maintain free and open means of communication between the directors, the independent auditors, and the financial management of the corporation.

Responsibilities

In carrying out its responsibilities, the Committee shall: (a) review the Company’s annual audited and quarterly financial statements prior to release to any shareholder, governmental body or the public, including any certification, report, opinion, or review rendered by the Company’s auditors; (b) review on an annual basis the independence of the Company’s auditor; (c) be directly responsible for the appointment, compensation and oversight of the auditors including pre-approving all non-audit services provided by the audit firm; (d) provide an assessment of the effectiveness of the Company’s internal controls over financial reporting; (e) at the request of the Board, review the Company’s other financial statements, reports and information submitted to any shareholder, governmental body or the public; and (f) perform such other duties and tasks as shall be requested by the Board in furtherance of the foregoing.

Procedures

The Committee shall adhere to the following procedures in order to carry out its purpose and responsibilities:

•	Annually, review with management and recommend to the Board the appointment of independent auditors of the corporation, its divisions and subsidiaries.

•	Meet with the independent auditors and financial management of the corporation to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors.

•	Review with the independent auditors and the financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls, information technology controls, security and other matters relating to the corporation, and elicit any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures or particular areas where new or more detailed controls or procedures are desirable. Particular emphasis should be given to the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper. Further, the committee periodically should review company policy statements to determine their adherence to the code of conduct.

•	Review the internal audit function of the corporation including the independence and authority of its reporting obligations; the proposed audit plans for the coming year, and the coordination of such plans with the independent auditors.

•	Receive prior to each meeting, a summary of findings from completed internal audits and a progress report on the proposed internal audit plan, with explanations for any deviations from the original plan.

•	Prior to their release, review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the shareholders. Any changes in accounting principles should be reviewed.

•	Provide sufficient opportunity for the independent auditors to meet with the members of the Committee without members of management present. Among the items to be discussed in these meetings are the independent auditors’ evaluation of the corporation’s financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit.

•	Review accounting and financial human resources and succession planning within the company.

•	The Committee shall: (a) prepare minutes of all Committee minutes and distribute copies thereof to the Board; and (b) prepare an annual report to the Board specifying the actions the Committee took during the preceding year to satisfy its responsibilities hereunder. Specifically, the report shall disclose whether the Committee has reviewed and discussed the annual financial statements with management, discussed the required items with the independent accountants and auditors, and received the written report from the auditors regarding their independence. Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose if, in its judgment, that is appropriate.

RESPONSIBILITIES OF THE BOARD OF DIRECTORS

Annual Review of Audit Committee Structure and Membership. The Board shall annually review the structure and membership of the Committee and shall take such action as may be necessary to ensure that the structure and membership of the Committee meets the requirements set forth in this Charter.

Annual Review and Reassessment of Charter. At its annual meeting, the Board shall review and reassess the adequacy of this Charter and shall make such modifications or amendments to this Charter as the Board shall deem necessary or desirable. Nothing herein shall prevent the Board from adopting standards, policies, procedures and responsibilities beyond those set out in this Charter.

*     *     *     *

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

NORSAT INTERNATIONAL INC. (the “Company”)

TO BE HELD AT Vancouver, British Columbia

ON Thursday, the 22nd day of May, 2003, AT the hour of 2:00 PM (PST)

The undersigned shareholder (“Registered Shareholder”) of the Company hereby appoints, Yutaka Ueda, a Director of the Company, or failing this person, Troy Bullock, a Director of the Company, or in the place of the foregoing, _____________________________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Withhold

1.	To elect as Director, Gaetano Manti
2.	To elect as Director, Kenneth Crump
3.	To elect as Director, Ugo Doninelli
4.	To elect as Director, John MacDonald
5.	To elect as Director, Yutaka Ueda
6.	To elect as Director, Troy Bullock
7.	To appoint KPMG LLP as Auditors of the Company

		For	Against

8.	To authorize the directors to fix the auditors' remuneration
9.	To make amendment to the Stock Option Plan to increase to 5,000,000
10.	To increase the authorized Share Capital to 75,000,000

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:

Please Print Name:

Date:

Number of Shares Represented by Proxy:

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the Management of the Company.

2.	This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.	If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by May 2, 2003.

4.	A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.	A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)	appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b)	appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.	The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address of Computershare Trust Company of Canada is 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 and its fax number is 1 (866) 249-7775